SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 45)

                      Everest & Jennings International Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 Par Value
              Series A Convertible Preferred Stock, $.01 Par Value Series B Convertible Preferred Stock, $.01 Par Value Series C Convertible Preferred Stock, $.01 Par Value
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                        (Title of Classes of Securities)

                                   299767 20 2
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                                 (CUSIP Number)

                              John P. Denneen, Esq.
          One Metropolitan Square, Suite 3600, St. Louis, MO 63102-2750
                                 (314) 259-2000
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 1996
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                            [Intentionally Deleted]

CUSIP NO. 299767 20 2

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1)    Name of Reporting Persons               BIL (Far East Holdings) Limited
      S.S. or I.R.S. Identification
      Nos. of Above Persons
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2)    Check the Appropriate Box               (a) [ ]
      if a Member of a Group                  ----------------------------------
                                              (b) [ ]
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3)    SEC Use Only
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4)    Source of Funds                         OO
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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6)    Citizenship or Place of Organization    Hong Kong
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Number of Shares  7) Sole Voting Power Shares Common:  0
Beneficially                                  Series A Convertible Preferred: 0
Owned by Each                                 Series B Convertible Preferred: 0
Reporting Person                              Series C Convertible Preferred: 0
With...
                  --------------------------------------------------------------
                  8) Shared Voting Power
                  --------------------------------------------------------------
                  9) Sole Dispositive Power   Common:  0
                                              Series A Convertible Preferred: 0
                                              Series B Convertible Preferred: 0
                                              Series C Convertible Preferred: 0
                  --------------------------------------------------------------
                  10) Shared Dispositive
                      Power
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11)    Aggregate Amount Beneficially          Common:  0
       Owned by Each Reporting Person         Series A Convertible Preferred: 0
                                              Series B Convertible Preferred: 0
                                              Series C Convertible Preferred: 0
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12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares
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13)    Percent of Class Represented         Common: 0.0%
       by Amount in Row (11)                Series A Convertible Preferred: 0.0%
                                            Series B Convertible Preferred: 0.0%
                                            Series C Convertible Preferred: 0.0%
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14)    Type of Reporting Person             CO
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                                   Page 1 of 5

     This Amendment No. 45 to that certain Schedule 13D, dated as of January 16, 1986, and filed with the Securities and Exchange Commission by Industrial Equity (Pacific) Limited, since renamed BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL"), and relating to the shares of Common Stock, par value $.10 per share, of Everest & Jennings International Ltd., a Delaware corporation ("E&J"), hereby amends Items 1, 4, 5, 6 and 7 of said Schedule 13D.


Item 1. Security and Issuer

     Item 1 is hereby superseded by the following:

     This statement on Schedule 13D relates to four distinct classes of equity securities.

     (a) One class of equity security to which this statement on Schedule 13D relates is the common stock, $.10 par value ("E&J Stock"), of Everest & Jennings International Ltd. ("E&J"), a Delaware Corporation, 4203 Earth City Expressway, Earth City, Missouri 63045.

     (b) A second class of equity security to which this statement on Schedule 13D relates is the Series A Convertible Preferred Stock, $.01 par value per share, of E&J (the "E&J Series A Preferred Stock").

     (c) The third class of equity security to which this statement on Schedule 13D relates is the Series B Convertible Preferred Stock, $.01 par value per share, of E&J (the "E&J Series B Preferred Stock").

     (d) The fourth and final class of equity security to which this statement on Schedule 13D relates is the Series C Convertible Preferred Stock, $.01 par value per share, of E&J (the "E&J Series C Preferred Stock"); collectively, the E&J Stock, the E&J Series A Preferred Stock, the E&J Series B Preferred Stock and the E&J Series C Preferred Stock are hereinafter referred to as the "E&J Capital Stock").

Item 4. Purpose of Transaction

     Item 4 is hereby amended and supplemented by adding the following:

     On November 27, 1996, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 3, 1996, and amended as of October 1, 1996, by and between Graham-Field Health Products International, Inc., a Delaware Corporation ("GFI"), BIL, E&J and E&J Acquisition Corp., a Delaware corporation wholly owned by GFI ("Acquisition Corp."), Acquisition Corp. has merged with and into E&J with E&J surviving as a wholly-owned subsidiary of GFI.

     Pursuant to the Merger Agreement, BIL exchanged its E&J Capital Stock for shares of GFI common and preferred stock.


Item 5. Interest in Securities of the Issuer:

     Item 5 is hereby amended and supplemented by the following:

     See Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented by adding the following:

     See Item 4.


Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by adding the following:

     Agreement and Plan of Merger, dated as of September 3, 1996, and amended as of October 1, 1996, by and between GFI, Acquisition Corp., BIL and E&J (incorporated by reference to Annex A to the definitive Proxy Statement dated October 22, 1996 of E&J).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated as of December 9, 1996

                                         BIL (FAR EAST HOLDINGS) LIMITED

                                         By: /s/ M.B. Horton
                                             -----------------------------------
                                             Name:  Mark B. Horton
                                             Title: Director